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Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
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Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Via EDGAR and U.S. Mail

April 7, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628 U.S.A.

Attention: Roger Schwall, Assistant Director Dear Mr. Schwall:

RE:	Silvercorp Metals Inc. Form 40-F for the Fiscal Year Ended March 31, 2009 Filed June 8, 2009 Response Letter Dated April 1, 2010 File No. 1-34184

This letter is submitted on behalf of Silvercorp Metals Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff” or “you”) dated April 1, 2010 (the “2nd Comment Letter”) with respect to the Company’s Annual Report on Form 40-F for the year ended March 31, 2009 (the “Report”), which was filed on June 8, 2009, and the Company’s response letter dated February 23, 2010 (the “1st Response Letter”).

For reference purposes, the text of the 2nd Comment Letter has been reproduced herein with a response below the comments. For your convenience, we have italicized each comment and have placed in boldface the heading of our response thereto.

Form 40-F for the Fiscal Year Ended March 31, 2009

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
April 7, 2010

(vi)	Mineral Rights and Properties, page 4

1.	We note your response to our prior comment number two, and we are continuing to evaluate your response.

Response to Comment No. 1:

We understand the Staff is continuing to evaluate the comment number two in the 1st Response Letter.

2.

Your response to our prior comment number two indicates that you calculated revenue per ton of $60 and that historical cash costs are $58 per ton. Please tell us the components of cost that comprise the $58 per ton, including whether or not this includes your historical capital investment. If your cash costs of production do not include an attribution of your capital costs (DD&A), please explain why you believe the measured and indicated resources are economically viable.

Response to Comment No. 2:

On March 24, 2010, we published and filed on SEDAR our NI 43-101 Technical Report: “Resources and Reserve Update, Ying District Silver-Lead-Zinc Project” dated February 26, 2010 (the “2010 Technical Report”). We furnished the 2010 Technical Report to the SEC under cover of Form 6-K on April 7, 2010. The 2010 Technical Report establishes the presence of Proven and Probable Reserves at the Ying Mine District. The Ying Mine District includes the SGX Mine (or the Ying Mine), which contributed 90% of the Company’s revenue in the past three years. Historical cash costs components for the SGX Mine are disclosed at Table 17-1 on page 79 of the 2010 Technical Report, as follows:

Component	Amount (US$ per ton)
Mining Costs	$ 41.00
Hauling Costs	$ 3.50
Milling Costs	$ 10.00
G&A Costs	$ 4.00
Total cash costs	$ 58.50

Included in total $58 cash costs, about $20, were variable or incremental production costs, consisting of $16 for mining contractors, explosives and utilities, $3.50 for shipping and $2 for milling raw materials. Cash costs did not include the historical capital investments.

The 1st Response Letter referred to $60 revenue per ton of ore. This number was calculated at “cut-off” grade, i.e. 200 g/t (6.4oz/t) silver equivalent, which is the lowest grade included in resource/reserve estimates. Such calculation demonstrates that even at the lowest grade in mineral resources we would be able to generate sufficient revenue to cover cash cost of $58, including incremental production costs (variable costs) of $20. Therefore, those ores should be included into economically minable resources, which are the basis of depletion calculation.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
April 7, 2010

Since the 2006 commencement of production, the average run of mine ores grade at SGX Mine was about 900g/t (29oz/t) silver equivalent. Up to December 31, 2009, SGX already generated revenue of $280 million, at gross margin of around 65%. The total capital investment of $60 million, including mine development, mill constructions and equipment, etc, has already been fully recovered.

Further, the 2010 Technical Report also contains updated resource and reserves estimates, and confirms our statement in the 1st Response Letter that above 90% the measured and indicated resources become economically minable or reserves. In summary, the Company’s share of net cash flows over mine life is $451 million for the Ying Mining District, inclusive of SGX Mine at $375 million. The mineral resources are economically viable.

For purposes of complying with your comment, we propose to include the relevant information from the 2010 Technical Reports in our annual report to be filed on Form 40-F for the year ended March 31, 2010 (the “2010 40-F Annual Report”).

3.

We note your response to our prior comment number four. Please further explain why you believe underground development costs incurred to access specific mineral resources have economic benefits for all remaining measured and indicated resources. It remains unclear how mine infrastructure that is developed to access specific resources can have life of mine benefits.

Response to Comment No. 3:

We amortize underground development costs over remaining measured and indicated resources. Such accounting policy follows the characteristics of our mines and their infrastructures.

We suggest taking the SGX Mine as an example. The entire mine development covers an area approximately 1,000m x 1,200m. The mineralized veins are closely paralleled. A combination of adit blind shaft development systems and adit blind decline development systems are shared. Individual development work often provides access to multiple veins, or even entire vein system. A view of the mine development at SGX is on page 89 of the 2010 Technical Report.

The 2010 Technical Report at Chapter 9, 10, 11, and 18 contains detailed resources delineation and mine infrastructure information.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
April 7, 2010

For purposes of complying with your comment, we propose to include the relevant information from the 2010 Technical Reports in our 2010 40-F Annual Report.

Engineering Comments

4.

We note your response to prior comment 7 and your response indicating you will address these concerns in your future filings pending a review by your competent persons. In regards to the content of your competent persons reports, please be informed that the guidelines requested are very similar to listing/reporting requirements for mining companies listed on the Toronto Exchange as indicated by Appendix B and 3F of the TSX Venture Exchange Corporate Finance Manual located at the following addresses:

•	http://www.tmx.com/en/pdf/Appendix3F.pdf

•	http://tmx.complinet.com/en/display/display_main.html?bid=2072&element_id =482

Rather than inserting complete intact portions of these reports into your future filings, you may wish to summarize and/or paraphrase these reports instead.

Response to Comment No. 4

We will comply with your request and propose to do so in our 2010 40-F Annual Report, which will summarize and/or paraphrase our technical data and information.

If you have any questions or concerns, please feel free to contact us by telephone at 604-669-9397.

Sincerely,

/s/ Maria Tang
Maria Tang
Chief Financial Officer